SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

MFC Industrial Ltd.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

55278T105
(CUSIP Number)

Peter R. Kellogg

48 Wall Street

30th Floor

New York, New York 10005

(212) 389-5841

With a copy to:

Marc Weingarten and David Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Peter R. Kellogg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,662,400
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 20,662,400
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,662,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 33.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS IAT Reinsurance Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,405,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 13,405,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,405,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 21.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS William C. Horn III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 618
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 618
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 618
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 5 of 6 Pages

Introduction

This Amendment No. 7 ("AMENDMENT NO. 7") to Schedule 13D is being filed pursuant to Rule 13d-1(f) regarding shares of the common stock, no par value per share (the "SHARES"), of MFC Industrial Ltd., a British Columbia corporation (the "COMPANY"), that may be deemed to be beneficially owned by Peter R. Kellogg ("MR. KELLOGG "), IAT Reinsurance Company Ltd., a Bermuda limited liability company ("IAT" and together with Mr. Kellogg, the "IAT GROUP"), and William C. Horn III ("MR. HORN"). IAT, Mr. Kellogg and Mr. Horn are each referred hereto as a Reporting Person, and are collectively referred to as the Reporting Persons.

This Amendment No. 7 amends and supplements the statement on Schedule 13D dated February 9, 2001, as amended from time to time, relating to the Shares. This Amendment No. 7 reflects transactions and developments through December 13, 2013, relating to such Reporting Persons' holdings of the Company. Only those items hereby reported in this Amendment No. 7 are amended and all other items remain unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in Schedule 13D, as amended.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 12, 2013, the IAT Group issued a press release (the "DECEMBER 12 PRESS RELEASE") urging shareholders of the Company to vote their BLUE proxy or voting instruction form in support of change at the Company in connection with the Annual General and Special Meeting of Shareholders of the Company to be held on December 27, 2013 in Hong Kong (the "MEETING"). The December 12 Press Release also indicated that if elected, the Proposed Nominees expect to, among other things, work with current management to carefully and thoughtfully plan and design the Company’s strategy and regularly revisit the strategy with an eye to its continued validity and the quality of execution, and enumerated several factors that the Proposed Nominees intended to focus on in conducting a strategic review of the Company. The foregoing summary of the December 12 Press Release is qualified in its entirety by reference to the full text of the December 12 Press Release, a copy of which is attached as Exhibit 8 to this Schedule 13D and is incorporated by reference herein.

On December 13, 2013, the IAT Group issued a second press release (the "DECEMBER 13 PRESS RELEASE") responding to a press release from the Company issued earlier that day. The December 13 Press Release noted that the Company's press release belatedly offered to support the election of just two of the Proposed Nominees to the board of directors of the Company in connection with the Meeting, which the IAT Group believes is insufficient. The foregoing summary of the December 13 Press Release is qualified in its entirety by reference to the full text of the December 13 Press Release, a copy of which is attached as Exhibit 9 to this Schedule 13D and is incorporated by reference herein.

Item 7.	EXHIBITS
Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit	Description
8 9	Press Release, issued December 12, 2013. Press Release, issued December 13, 2013.

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 16, 2013

IAT REINSURANCE COMPANY LTD.

By:	/s/ Marguerite R. Gorman, attorney in fact
Name:	Peter R. Kellogg
Title:	President and Chief Executive Officer

/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg

/s/ William C. Horn III
William C. Horn III